UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

    Cidade de Deus, Osasco, SP, November 7, 2011

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Complementary Interest on Own Capital

The Board of Executive Officers of Banco Bradesco S.A., at a meeting held today, decided to propose to the Board of Directors, which will resolve at a meeting to be held on December 12, 2011, the payment to the Company’s shareholders of Complementary Interest on Own Capital in the amount of R$2,309,800,000.00, consisting of R$0.576206221 per common share and R$0.633826844 per preferred share.

The shareholders registered in the Company’s Books on December 12, 2011 shall be benefited. The Company’s shares will be traded “ex-right” on complementary interest from December 13, 2011 on.

Upon the approval of this proposal, the payment will be made on March 8, 2012 in the amount of R$0.489775288 per common share and R$0.538752817 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

The complementary interest to be approved represent approximately 39.6 times the amount of the dividends paid monthly, and net of Withholding Income Tax, 33.7 times of the same dividends.

The mentioned interest related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which shall transfer them to the shareholders through the depository agents.

Below, the demonstrative table of the values paid and to be paid related to 2011:

In R$

Monthly Dividends paid	538,482,334.28
Intermediary Interest of the 1st half paid	624,187,246.15
Subtotal – Paid Value	1,162,669,580.43
Monthly Dividends to be paid on December 1, 2011 and January 2, 2012	116,574,580.04
Complementary Interest to be paid on March 8, 2012	2,309,800,000.00
Total	3,589,044,160.47

Per share in R$

Type	Monthly Dividends (*)	Intermediary Interest of the 1st half	Complementary Interest	Total
Common share	0.163918700	0.155520588	0.576206221	0.895645509
Preferred share	0.180310572	0.171072647	0.633826844	0.985210063

(*)   On August 29, 2011 was approved the increase of 10% of the monthly dividends value, paid per share as of October 2011.

The interest paid will be computed, net of Withholding Income Tax, in the calculation of mandatory dividends of the fiscal year, as provided in the Company’s Bylaws.

The Company may, based on the result to be determined at the end of the fiscal year of 2011, distribute new interest and/or dividends to the shareholders.

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 08, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.